Exhibit 7.1
(1 of 2)

PETROLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Computation of ratio of earnings to fixed charges
(thousands of constant pesos as of December 31, 2003 )

	2003	2002	2001
Mexican GAAP
Fixed charges (1):

Interest capitalized in fixed assets	7,246,308	5,468,205	4,153,855
Interest in the specific reserve for exploration and depletion	19,039	50,045	95,125
Interest expense	23,487,142	20,971,411	17,784,090

Total interest cost	30,752,489	26,489,661	22,033,070

Total Fixed Charges	30,752,489	26,489,661	22,033,070

Earnings after IEPS taxes and Hydrocarbon
Extraction duties	(40,644,363)	(24,574,040)	(30,395,660)

Fixed Charges (1):
Interest cost net of amounts capitalized	23,487,142	20,971,411	17,784,090

Total Fixed Charges	23,487,142	20,971,411	17,784,090

Earnings after taxes and duties plus fixed charges
( net of amounts capitalized )	(17,157,221)	(3,602,629)	(12,611,570)

Amount by which fixed charges exceed earnings	47,909,710	30,092,290	34,644,640

(1) These figures do not include rental expense

Exhibit 7.1
(2 of 2)

PETROLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Computation of ratio of earnings to fixed charges
( thousands of constant pesos as of December 31, 2003 )

	2003	2002	2001

U.S. GAAP

Fixed Charges (1):

Interest capitalized in fixed assets	7,954,598	6,000,176	5,713,858
Interest expense	22,797,891	20,489,485	16,319,212

Total interest cost	30,752,489	26,489,661	22,033,070

Total Fixed Charges	30,752,489	26,489,661	22,033,070

Income Earnings after taxes and duties	(66,309,390)	(32,666,715)	(23,344,362)

Fixed Charges (1):
Interest cost net of amounts Capitalized	22,797,891	20,489,485	16,319,212

Total Fixed Charges (Net of amounts capitalized)	22,797,891	20,489,485	16,319,212

Earnings after taxes and duties plus fixed charges
(net of amounts capitalized)	(43,511,499)	(12,177,230)	(7,025,150)

Amount by which fixed charges exceed earnings	74,263,988	38,666,891	29,058,220

(1) These figures do not include rental expense